Exhibit 5

February 24, 2012

Eaton Corporation

Eaton Center

Cleveland, Ohio 44114

Re:	Eaton Corporation Form S-8 Registration Statement Eaton Personal Investment Plan (the “Plan”)

Ladies and Gentlemen:

Eaton Corporation (“Eaton”) is filing with the Securities and Exchange Commission a Registration Statement on Form S-8 (the “Registration Statement”) for the registration, under the Securities Act of 1933, as amended, of 500,000 Eaton common shares with a par value of $.50 each (“Common Shares”) to be issued from time to time under the Plan.

Item 601 of Regulation S-K and the instructions to Form S-8 require that an opinion of counsel concerning the legality of the securities to be registered be filed as an exhibit to the Form S-8 registration statement. This opinion is provided in satisfaction of those requirements as it relates to the Registration Statement.

I have examined such records and documents, and obtained such other information, as I have deemed advisable in order to render this opinion.

As a result of the foregoing, I am of the opinion that:

(1) Eaton is a corporation validly organized and existing and in good standing under the laws of the State of Ohio.

(2) Eaton is authorized to issue 500,000,000 Common Shares, of which 334.7 million Common Shares were issued and outstanding as of January 31, 2012. When issued, the Common Shares, which are the subject of the Registration Statement, will be legally issued, fully paid and non-assessable.

I hereby consent to the use and filing of this opinion in connection with the Registration Statement.

Very truly yours,

/s/ Mark M. McGuire
Mark M. McGuire Executive Vice President and General Counsel